Angela Collette PSC

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

March 8, 2011

Mr. Josh Reynolds

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

Re: PDK Energy Inc

Registration Statement on Form S-1

Filed February 17, 2010

File No. 333-168661

Dear Mr. Reynolds,

Please see the answers to your comments below.

Use of Proceeds, page 13

1.Please comply with comment 2 of our February 14, 2011 letter. If 25% or less is sold in the offering, you will not have net proceeds from the offering and thus the offering will not be able to fund your future corporate and disclosure obligations, including your reporting requirements.

We have updated

Liquidity and Capital Resources, page 30

2. Please update and correct the dates under “Projected Date of Completion.”

We have updated

Financial Statements, page 39

3. It appears that you will be required to update your financial statements unless your registration statement is effective before March 15, 2011. Please consider Rule 8-08 of Regulation S-X in determining whether you should provide updated financial statements.

We have updated are Financial statements

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

Index to Exhibits

4. Please comply with comment 6 of our February 14, 2011 letter.

We have added the Note

We hope that this satisfies all of your comments. Please let us know when we might be able to request acceleration.

Sincerely,

//Angela Collette

Angela Collette

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762